Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1            Name and Address of Company

Hydrogenics Corporation (“Hydrogenics” or the “Company”)
220 Admiral Boulevard
Mississauga, Ontario  L5T 2N6

Item 2            Date of Material Change

October 25, 2011

Item 3            Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on October 25, 2011.

Item 4            Summary of Material Change

Hydrogenics announced it has made certain technical amendments (the “Amendments”) to its IP license agreement with CommScope, Inc. of North Carolina (“CommScope”) in order to conform certain terms of the IP license agreement with the recently announced CA$6.0 million loan agreement with the Ontario Government (the “Loan Agreement”).

Item 5            Full Description of Material Change

Hydrogenics announced it has made the Amendments in order to conform certain terms of the IP license agreement with the Loan Agreement.

The IP license agreement grants CommScope a license to certain intellectual property resulting from CommScope’s investment in Hydrogenics. The license is only exercisable by CommScope upon the occurrence of specified triggering events. The Amendments expand the list of triggering events to include certain events of default under the Loan Agreement.

CommScope owns 2,186,906 common shares of Hydrogenics, representing approximately 33.1% of Hydrogenics’ common shares.

On October 25, 2011, the board of directors of Hydrogenics unanimously approved the amending agreement between Hydrogenics and CommScope giving effect to the Amendments (the “Amending Agreement”). There were no contrary views, disagreements or abstentions by any of the directors in respect of the Amendments. Due to CommScope’s shareholding interest in Hydrogenics, the entering into of the Amending Agreement may be a “related party transaction” pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders (“MI 61-101”). The transaction is exempt from the formal valuation and minority approval requirements contained in MI 61-101 for related party transactions pursuant to the “Fair Market

Value Not More Than 25% of Market Capitalization” exemptions in subsections 5.5(a) and 5.7(a) of MI 61-101. The closing date of the Amendments was October 25, 2011, which was the date the Amendments were entered into and announced. The material change report is being filed after, rather than 21 days before, the closing date as the material change did not arise until October 25, 2011 when the Amendments were entered into and announced.

The Amending Agreement is available on SEDAR at www.sedar.com.

Item 6            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7            Omitted Information

Not applicable.

Item 8            Executive Officer

For further information, contact:

Jennifer Barber, Chief Financial Officer

Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario  L5T 2N6

Telephone:    (905) 361-3638
Fax:                 (905) 361-3626

Item 9            Date of Report

November 3, 2011